UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04008152

February 6, 2004

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/6/2004

Re: The Boeing Corporation
Incoming letter dated December 23, 2003

Dear Ms. Morgan:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to Boeing by David Watt. We also have received a letter on the proponent's behalf dated January 10, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

12927

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 23, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Retention of Stock Obtained Through Options, Submitted by David Watt, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 4, 2003, Boeing received a proposed shareholder resolution and supporting statement (together, the "Proposal") from David Watt, with John Chevedden as proxy (the "Proponent" or "Mr. Chevedden"), for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to retention of stock obtained through options and states, in relevant part:

> *RESOLVED: Shareholder [sic] request that our board of directors adopt a policy for senior executives and directors to commit to hold throughout their tenure at least 75% of all Boeing shares that they obtain by exercising stock options. This would include each option plan that our Board has the power to modify accordingly.*

Summary of Basis for Exclusion

We have advised Boeing that it properly may exclude portions of the Proposal from its 2004 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by John Chevedden. Mr. Chevedden, in his own right as a shareholder, has submitted a proposal requesting that the Company's board amend the bylaws to provide that an independent director serve as Chairman of the Board. In addition, he has submitted four other proposals in his capacity as "proxy" for certain shareholders. These include:

1. A proposal requesting a shareholder vote on golden parachutes, "submitted by" Thomas Finnegan, with Mr. Chevedden as proxy;

2. A proposal recommending that the Company's Board declassify itself, "submitted by" Ray T. Chevedden, with Mr. Chevedden as proxy;

3. A proposal requesting shareholder approval of a Company poison pill, "submitted by" James Janopaul, with Mr. Chevedden as proxy; and

4. A proposal requesting a Board policy that directors and executive officers commit to hold a certain level of Company stock obtained through exercise of stock options, "submitted by" David Watt, with Mr. Chevedden as proxy.

A copy of each of these proposals is attached to this letter as **Exhibits B** through **E**.

We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of "proxy" for other shareholders, constitute a clear abuse of the plain wording and intent of the Rule 14a-8. Given the nature and magnitude of the abuse of process considered here, we are asking the Staff to permit the Company to omit from its 2004 Proxy Statement the proposals submitted to the Company by Mr. Chevedden (other than the one he submitted in his own right as a shareholder). Our arguments in this regard are discussed in detail in our prior no-action letter requests submitted to the Commission during the 2003, 2002 and 2001 proxy seasons and are incorporated by reference into this letter. *See The Boeing Co.* (Feb. 26, 2003) (proposal regarding annual election of directors); *The Boeing Co.* (Feb. 26, 2003) (proposal regarding shareholder rights plans); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding an independent board chairman); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding shareholder approval for golden parachutes); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding performance-based stock options); *The Boeing Co.* (Mar. 2, 2002); *The Boeing Co.* (Feb. 13, 2002); *The Boeing Co.* (Feb. 7, 2002); *The Boeing Co.* (Feb. 6, 2002); *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Feb. 8, 2001); *The Boeing Co.* (Feb. 7, 2001).

Among other issues, Mr. Chevedden's purported submission of multiple proposals as "proxy" for other shareholders puts the Company in a difficult position in the matter of disclosing to its shareholders the identity of the true proposal proponents. Mr. Chevedden would have us name as the proposal proponents the shareholders for whom he acts as proxy. However, in view of his exclusive control over the drafting, negotiation, revision and no-action letter process incident to these proposals, we believe it would be false and misleading for the Company to name anyone but Mr. Chevedden as the proponent for each of the proposals. Were the Company to do otherwise, its proxy statement would misleadingly suggest that each of the proposals at issue here was submitted by a different individual, when in fact they were all submitted and written under Mr. Chevedden's direction and control.

We know of at least one instance where the Staff has granted relief in the manner the Company is requesting. *See TRW Inc.* (Jan. 24, 2001) ("*TRW*") (proposal excluded based on Proponent's solicitation of nominal proponent and fact that Proponent had drafted proposal). The relief granted in *TRW* was short-lived, however, because Mr. Chevedden now does not include the shareholder's telephone number, and often omits the shareholder's address, in any correspondence regarding the proposals in order to preclude the target company from contacting the shareholder so that it may develop a *TRW*-type no-action letter. Nevertheless, we believe that Mr. Chevedden's consistent and repeated abuse of the one proposal per proponent rule, Rule 14a-8(c), merits and provides a sufficient basis for the relief the Company is requesting. Accordingly, we ask that the Staff concur that the Company may omit the Proposal.

Explanation of Basis for Exclusion

Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

Portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/14a-9 because they contain false or misleading statements, inappropriately cast the Proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes false or misleading statements, opinions stated as fact and undocumented assertions of fact. *See, e.g., Farmer Bros. Co.* (Nov. 28, 2003) (opinions stated as fact and undocumented assertions of fact); *Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact and undocumented assertions of fact); *Sysco Corp.* (Aug. 12, 2003) (false or misleading statements and undocumented assertions of fact); *Kroger Co.* (Feb. 18, 2003) (false or misleading statements). Mr. Chevedden is well aware of the requirements of Rule 14a-8(i)(3). The Staff repeatedly has directed Mr. Chevedden to delete or revise such statements in his shareholder proposals. *See, e.g., AMR Corp.* (Apr. 4, 2003); *Sabre Holdings Corp.* (Mar. 20, 2003); *The Boeing Co.* (Feb. 26, 2003); *Weyerhaeuser Co.* (Jan. 16, 2003); *Southwest Airlines Co.* (Mar. 25, 2002); *Alaska Air Group* (Mar. 8, 2002); *The Boeing Co.* (Mar. 2, 2002); *General Motors* (Mar. 27, 2001); *Northrop Grumman Corp.* (Feb. 16, 2001); *UAL Corp.* (Feb. 9, 2001); *Electronic Data Systems* (Mar. 24, 2000). In our view, the Proposal contains several such statements. We believe that the portions of the Proposal identified below are properly excludable unless modified by the Proponent.

First, the following statements are properly excludable unless modified because they are the Proponent's own opinions cast as statements of fact:

- **[paragraph 2, second sentence]** *"Stock options can provide incentives to senior executives which conflict with the interests of stockholders."*

- **[paragraph 2, fourth sentence]** *"For this reason, stock options can encourage actions to boost short-term performance."*

These statements inappropriately cast the Proponent's opinion as statements of fact. The Proponent should qualify them by adding "The Proponent believes," "In the opinion of the Proponent," or some other phrase that casts the statement as the Proponent's opinion rather than fact. This request is consistent with the Staff's response to similar statements in proposals submitted to the Company and other companies. *See AMR Corp.* (Apr. 4, 2003) (directing Mr. Chevedden to recast the statement that "Outside of management circles a poison pill is often viewed as a device which can injure shareholders by reducing management accountability and adversely affecting shareholder value," among other statements, as the proponent's opinion); *Maytag Corp.* (Mar. 5, 2003) (instructing Mr. Chevedden to recast the statement that "Enron and the corporate disasters that followed forced many companies to get serious about good governance," among other statements, as the proponent's opinion); *The Boeing Co.* (Feb. 26, 2003) (instructing Mr. Chevedden to recast "[a] pill could prevent the emergence of a more capable management team" as the proponent's opinion); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the proponent to recast the statement that "the resulting national media attention further damaged our company's reputation" as the proponent's opinion). Without such qualification, the statement misleadingly suggests facts that have not otherwise been documented.

Second, the **third sentence of paragraph 2**, which states:

> *Stock option grants promise executives all the gain of stock price increases yet none of the risk of stock price declines.*

is properly excludable unless modified because it is not only the Proponent's opinion but also misleading. The Proponent would have shareholders believe that there is no risk associated with receiving a stock option. That is not true. Optionees always bear the risk that the shares of stock underlying their options will decrease in value below the option exercise price. When that happens, any value that could have been realized by the optionee by exercising the option is lost. That in itself is a significant risk. The debatable nature of the Proponent's statement counsels in favor of at least requiring the Proponent to recast the statement as his own opinion. As noted above, this request is consistent with the Staff's response to similar statements in proposals submitted to the Company and other companies.

Third, the **last sentence of paragraph 2**, which states *"Unlike direct stock holdings, stock options can also discourage executives from increasing dividends because option holders are not entitled to dividends,"* is properly excludable because it is misleading, it is speculative and it indirectly impugns the integrity of the Company's executives without factual support. The statement is misleading because it implies (1) that stock options are the primary form of equity compensation for the Company's senior executives and (2) that the Company's senior executives have no incentive to recommend higher dividends because they do not receive dividends on their equity compensation. The underlying premise of the Proponent's assertion is flawed. As disclosed in the Compensation Committee Report on Executive Compensation in the Company's 2003 proxy statement, the primary equity incentives for senior executives are not stock options, but Boeing Stock Units ("BSUs"), performance shares and career shares, all of which earn dividend equivalents.

The statement is also properly excludable from the Proposal because it is speculative and indirectly impugns the integrity of the Company's executives without factual support. The statement suggests that the Company's management determines the amount of dividends based on the value of their personal portfolios. That is an unsupportable position. Determining the amount of dividends to award is a complex process that takes many factors into account, so it is misleading for the Proponent to imply to shareholders that personal gain is a significant factor in this decision. The statement implies that executives put personal gain ahead of the Company, thereby indirectly impugning the integrity of management without factual support, a tactic clearly prohibited by Rule 14a-9 and the Staff's interpretations thereunder. *See Alaska Air Group, Inc.* (Mar. 14, 2003) (instructing the proponent to delete the statement "[a]lthough Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic," based, in part, on the company's argument that the statement impugned the integrity of the company and its officers and directors); *The Boeing Co.* (Feb. 26, 2003) (directing the proponent to delete the statement that "[t]here is no evidence that our management located any of the numerous reports that support this shareholder proposal topic," among others, based, in part, on the company's argument that the statement was misleading, irrelevant and indirectly impugned the character of the board of directors); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the proponent to delete statements regarding the derivation of the company's assets from "lands intended for homesteaders" based, in part, on the company's argument that these statements indirectly impugned the integrity of the board of directors and indirectly made charges concerning immoral conduct without factual foundation). Accordingly, the statement should be deleted from the Proposal.

Fourth, the **second sentence of paragraph 5**, which states:

> *This policy seeks to decouple executive and director compensation from short-term price movements.*

is properly excludable because it is misleading and an unsubstantiated assertion of fact. The Proponent suggests that there is a demonstrable link between executive and director compensation and short-term price movements, yet the Proposal is devoid of any information to substantiate this claim. The Staff has stated that, in drafting proposals, "shareholders should avoid making unsupported assertions of fact" and "should provide factual support for statements" or "phrase statements as their opinion where appropriate." *See Staff Legal Bulletin No. 14* (July 13, 2001), at G(4). The Staff repeatedly directs the Proponent to delete or revise such statements in his shareholder proposals. *See, e.g., Monsanto Co.* (Nov. 26, 2003) (undocumented assertions of fact); *AMR Corp.* (Apr. 4, 2003) (same).

Fifth, the **third sentence of paragraph 5**, which states:

> *This is designed to encourage greater emphasis on longer term gains while giving directors and executive [sic] flexibility by enabling them to sell 25% of their holdings at will.*

is properly excludable because it is misleading. The Proponent suggests that the Company's directors and executive officers are free to sell their current holdings "at will." The Proposal fails to mention that the Company's senior executives and directors, as Company "insiders," are already subject to numerous securities regulations that restrict their ability to freely acquire or sell the Company's securities and that artificially impose holding requirements on them.

Sixth, the following statements are properly excludable because they directly and/or indirectly impugn the integrity of the Company's Board and management and directly and/or indirectly make charges concerning improper conduct, without factual foundation:

- **[paragraph 3, first sentence]** *"Since the accounting scandals at Enron, Worldcom and other companies, the role of stock options in executive compensation has become more controversial."*
- **[paragraph 5, first sentence]** *"This resolution proposes to align director and executive interests with those of stockholders by asking our directors and executives to commit that they will hold at least 75% of all Boeing stock that they obtain by exercising options for as long as they remain directors or executives."*
- **[paragraph 6, first sentence]** *"I believe that adopting this policy would be a good way of assuring shareholders that our directors and senior executives are committed to long-term growth of the Company and not merely short-term gains."*

Taken separately or collectively, these statements are calculated to cast the Company's Board and management in as negative a light as possible. The statement concerning Enron and Worldcom is properly excludable because it is inflammatory and indirectly charges the Company's Board with improper conduct. The Proponent knows that the mere mention of these companies can raise suspicions among shareholders. Here, the Proponent is attempting to raise questions about the Company's compensation practices in a manner that amounts to nothing more than guilt by association.

Proponent has not demonstrated a sufficient connection between the Proposal and the debacles at Enron and Worldcom to justify such a statement. We recognize that this objection has been raised with the Staff previously in connection with similar statements and that the requested relief under 14a-8(i)(3) and 14a-9 was denied. *See Weyerhaeuser Co.* (Jan. 15, 2003). We respectfully request that the Staff reconsider its position in this regard given the inherently inflammatory nature of the statement.

In addition, Proponent's statements in paragraphs 5 and 6 are calculated to imply that there is a fundamental disconnect between the interests of the Company's shareholders and its directors and management. In our view, by suggesting there is currently a lack of "alignment" between the interests of directors, executives and shareholders and that directors and executives currently overemphasize "short-term goals" at the expense of "long-term growth," the Proponent is indirectly suggesting facts or improper conduct that have not otherwise been demonstrated. Here too, we submit that these statements are intended to imply that the Company's directors and executive officers put personal gain ahead of the Company's and shareholders' interests, thereby indirectly impugning the integrity of management without factual support, a tactic clearly prohibited by Rule 14a-9 and the Staff's interpretations thereunder. *See Alaska Air Group, Inc.* (Mar. 14, 2003); *The Boeing Co.* (Feb. 26, 2003).

* * * * *

For the foregoing reasons, we believe that those portions of the Proposal noted above may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if these portions of the Proposal are excluded.

Boeing anticipates that its definitive 2004 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 22, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:reh
Enclosures

cc: John Chevedden
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

4 – Retention of Stock Obtained through Options

RESOLVED: Shareholder request that our board of directors adopt a policy for senior executives and directors to commit to hold throughout their tenure at least 75% of all Boeing shares that they obtain by exercising stock options. This would include each option plan that our Board has the power to modify accordingly.

David Watt, 23401 N.E. Union Hill Road, Redmond, Washington 98503 submitted this proposal.

Since the accounting scandals at Enron, Worldcom and other companies, the role of stock options in executive compensation has become more controversial. Stock options can provide incentives to senior executives which conflict with the interests of stockholders. Stock option grants promise executives all the gain of stock price increases yet none of the risk of stock price declines. For this reason, stock options can encourage actions to boost short-term performance. Unlike direct stock holdings, stock options can also discourage executives from increasing dividends because option holders are not entitled to dividends.

I believe that this proposal is more important to our company than to some other companies because our company does not require that our directors own any minimum amount of stock.

This resolution proposes to align director and executive interests with those of shareholders by asking our directors and executives to commit that they will hold at least 75% of all Boeing stock that they obtain by exercising options for as long as they remain directors or executives. This policy seeks to decouple executive and director compensation from short-term price movements. This is designed to encourage greater emphasis on longer-term gains while giving directors and executive flexibility by enabling them to sell 25% of their holdings at will.

I believe that adopting this policy would be a good way of assuring shareholders that our directors and senior executives are committed to long-term growth of the Company and not merely short-term gains.

I urge you to vote FOR this resolution.

Retention of Stock Obtained through Options
Yes on 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

Thomas Finnegan
8152 S.E. Ketchum Road
Olalla, WA 98359

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Thomas Finnegan 10/27/03

cc: James C. Johnson
Corporate Secretary

5 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.

Because it may not always be practical to obtain prior shareholder approval, our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, Washington 98359 submitted this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden Parachutes
YES ON 5

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "5" above) based on the chronological order in which proposals are submitted.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at
http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if there are any references the company is unable to locate and please list the specific items.

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden 10-26-03

cc: James C. Johnson
Corporate Secretary

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps so that each director is elected annually. (Does not affect the unexpired terms of directors.)

We as shareholders voted in support of this topic.

Year	Rate of Support
1999	51%
2002	50.5%
2003	56%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. Additionally our Directors had authorized their objections to go out in extra solicitations to shareholders beyond the usual proxy distribution.

Only 27% of Boeing shares outstanding supported our Directors' position on this topic in 2003. And during 2003 insiders owned 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends that Directors act to adopt proposals which win a majority of votes cast.

Since 1999 our Directors have not provided any management position evidence that Directors consulted with a corporate governance authority who supported this proposal topic. I believe our directors have an obligation to give equal consideration to both sides of this key issue.

I can only question how our Directors analyzed this proposal topic. I believe our directors have done a disservice to their shareholders, employees and customers by committing themselves to the status quo in corporate governance on this key issue.

When something goes wrong at a company, Boards could face liability if they ignored a shareholder proposal that could have prevented the problem.

Source: Seth Taube, Securities Litigation Department, McCarter & English

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003. Annual election of each Director is a key policy of the Council of Institutional Investors. Institutional investors in general own 65% of our company's stock.

I believe that annual election of each Director is an avenue to express to each Director our concern about our current stock price – compared to its $69 price in 2001.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

I believe it is unfounded the concern expressed by some that the annual election of each director could leave companies without experienced directors. In the unlikely event that shareholders vote to replace all directors, such a decision would express dissatisfaction with the incumbent Directors and would reflect the need for change.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annual election of each Director.

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Shareholder proposals still get no respect, TSC, May 12, 2003
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

Exhibit D

James Janopaul
1255 N. Buchanan Street
Arlington, VA 22205

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

James Janopaul -0[illegible] 20/03
[Signature] [Date]

cc: James C. Johnson
Corporate Secretary

The attached proposal is submitted consistent with the above letter.
Sincerely,
John Chevedden November 1[illegible], 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	50.6%
2003	50.7%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. The 49%-vote favoring management's objections equals only 31% of Boeing shares outstanding and insiders own 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 65% of our stock.

I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder votes if our Directors seriously believe they have a good reason.

James Janopaul, 1255 Buchanan Street, Arlington, Virginia 22205 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors took a step in the right direction their Oct. 2003 statement that the Board intends to submit any poison pill to a vote of shareholders. However the Council of Institutional Investors was dissatisfied with the "huge loophole" in the type of policy that our Directors issued. This proposal is intended to enhance shareholder rights beyond our Directors' statement by providing for a shareholder vote any time a poison pill is adopted and a shareholder vote if this policy is materially changed or discontinued.

Director Confidence in Our Management

I believe that, by our Directors taking the steps to adopt this proposal, our Directors will signal their confidence that our management – subject to their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

David Watt
23401 N.E. Union Hill Road
Redmond, WA 98053

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

David R. Watt 10-30-03

cc: James C. Johnson
Corporate Secretary

4 – Retention of Stock Obtained through Options

RESOLVED: Shareholder request that our board of directors adopt a policy for senior executives and directors to commit to hold throughout their tenure at least 75% of all Boeing shares that they obtain by exercising stock options. This would include each option plan that our Board has the power to modify accordingly.

David Watt, 23401 N.E. Union Hill Road, Redmond, Washington 98503 submitted this proposal.

Since the accounting scandals at Enron, Worldcom and other companies, the role of stock options in executive compensation has become more controversial. Stock options can provide incentives to senior executives which conflict with the interests of stockholders. Stock option grants promise executives all the gain of stock price increases yet none of the risk of stock price declines. For this reason, stock options can encourage actions to boost short-term performance. Unlike direct stock holdings, stock options can also discourage executives from increasing dividends because option holders are not entitled to dividends.

I believe that this proposal is more important to our company than to some other companies because our company does not require that our directors own any minimum amount of stock.

This resolution proposes to align director and executive interests with those of shareholders by asking our directors and executives to commit that they will hold at least 75% of all Boeing stock that they obtain by exercising options for as long as they remain directors or executives. This policy seeks to decouple executive and director compensation from short-term price movements. This is designed to encourage greater emphasis on longer-term gains while giving directors and executive flexibility by enabling them to sell 25% of their holdings at will.

I believe that adopting this policy would be a good way of assuring shareholders that our directors and senior executives are committed to long-term growth of the Company and not merely short-term gains.

I urge you to vote FOR this resolution.

Retention of Stock Obtained through Options
Yes on 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 10, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Perkins Coie LLP No Action Request
The Boeing Company (BA)
David Watt

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond to the pages of the company letter.

2] The company cites a TRW case that is not similar to this case in the key determining facts. The company fails to provide any scrap of evidence to hypothesize any similarity in the key TRW determining facts compared to any proposals to Boeing.

5] The text that stock options can provide incentives and stock options can encourage actions is explicitly restrained by the use of the verb "can." Then the company cites purported precedents in which the company's own choice annotations use much stronger verbs such as "injure," "forced," and "damaged." Again the company has no factual challenge to the text restrained by "can."

According to *Business Week*, February 28, 2000: "In today's options-obsessed corporate climate, it doesn't take much for executives to rake in the millions. With seven-figure grants now commonplace, big bucks go to anyone who can get his stock to inch above the exercise price."

6] The company does not support its argument regarding "all the gain of stock price increases …" with any corresponding claim that option-holders have ever lost invested-money. Furthermore the company provides no support for this position which is key to the company argument.

The company commits the fallacy of claiming it would be impossible for options to discourage dividends because other factors could also play a role in determining dividends. (Part for whole fallacy)

The company incorrectly suggests that the proposal said management authorizes dividend based exclusively on "their personal portfolios." "Personal portfolios" does not appear anywhere in the proposal. Again the company appears to add words to the proposal and then trounces the company-added words.

7] The company fails to correspondingly establish that directors and management completely lack the power to sell short-term holdings (from stock options) when they see a short-term price increase.

The company wants to forbid proponents from stating the objective of their proposals by attacking "This policy seeks …"

8] The company commits the fallacy of claiming that directors and executives lack the power to sell stock acquired through options at will simply because there are "already" unspecified "numerous" regulations which may or may not apply to stock acquired through options. A may or may not condition does not satisfy burden of proof.

The company makes the unsupported, irresponsible and inflammatory pejorative, "These statements are calculated to cast the Company's Board and management in as negative a light as possible." The company fallaciously "supports" this with a series of irresponsible claims. Then the company follows this with a bald outburst of "the mere mention of these companies … can raise suspicions."

The only purported company support in two thick paragraphs of objections (on page 7 and 8) to three proposal sentences are unannotated cases.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden
Boeing Company shareholder

cc:
David Watt
Harry Stonecipher

COMMENTARY

By Jennifer Reingold

AN OPTIONS PLAN YOUR CEO HATES

In 1998, Black & Decker Corp. CEO Nolan D. Archibald took home $36.6 million, $31.9 million of which came from the exercise of 1 million stock options he had been granted over the past nine years. The payout, while not quite massive enough to make BUSINESS WEEK's list of the top 20 best-paid executives for that year, was nothing to sneeze at. So what did Archibald do to deserve such a huge haul? Nothing earth-shaking. From the time of Archibald's two grants to the time he exercised them, Black & Decker's total shareholder return trailed that of the Standard & Poor's 500-stock index, rising at a 15% average annualized rate, compared with 19% for the S&P. If Archibald had been forced to beat the market in order to cash in, his options would have been worth zilch.



In today's options-obsessed corporate climate, it doesn't take much for executives to rake in the millions. With seven-figure grants now commonplace, big bucks go to anyone who can get his stock to inch above the exercise price. Indeed, Alfred Rappaport, professor emeritus at Northwestern University's Kellogg Graduate School of Management, points out that total return to shareholders was positive for each of the 100 largest U.S. companies between 1987 and 1997.

NO COASTING. Many cynical pay watchers say that's just the way it is. If executives are taking home boatloads of cash simply because of a rising market and because boards are willing to dole out options by the bucketful, well, so be it. But that complacency could change if the market's gains continue to narrow. As of Feb. 15, 74 of the 88 industry groups in the S&P 500 had negative returns for 2000. As a new round of shocking pay stories from this proxy season hits the presses, outrage could climb.

If that happens, it may focus attention on a controversial alternative to the standard options package. By using indexed stock options, which have no value unless the company's stock outperforms a peer group or a market index, companies can still ensure huge paydays for the true executive superheros. Unlike the current system, however, indexed options also make sure that executives who are just floating their yachts on a rising tide get little to show for it. "Indexed options hold the executive to a higher standard," says Robin A. Ferracone, chairman of pay consultant SCA Consulting, which performed an analysis for BUSINESS WEEK correlating the pay of several executives with their company's total return and that of the S&P 500. Had SCA used a peer group index, Archibald and the other executives might have fared somewhat differently.

Indexed stock options put an element of risk into the reward—and few companies have tried them yet

Despite the support of such heavyweights as Federal Reserve Chairman Alan Greenspan and a growing clamor from a few institutional investors, indexed stock options remain very unpopular. Executives hate them because they inject more risk into the current windfall setup. Employers shun them because unlike traditional options, they require companies to take an accounting charge against earnings. Only one major company, Level 3 Communications Inc., a Broomfield (Colo.)-based telecommunications-infrastructure outfit, currently uses them. "Most executives like it the way it is," says Ira M. Millstein, senior partner at law firm Weil, Gotshal & Manges and a governance expert. "Maybe when the market goes the other way, this will catch on."

How, exactly, do indexed options work? Simply put, they reward relative rather than absolute performance. Unlike premium-priced options, a more popular technique in which options are set at a higher level than the current price, indexed options have no value unless the underlying stock does better than a preset index. In a rising market, the bar is a high one. But in a declining market, an executive at a company with a falling stock price can still cash in, as long as the decline is less steep than that of his peers.

The difference in payout under the two types of options can be dra-

4 – Retention of Stock Obtained through Options

RESOLVED: Shareholder'request that our board of directors adopt a policy for senior executives and directors to commit to hold throughout their tenure at least 75% of all Boeing shares that they obtain by exercising stock options. This would include each option plan that our Board has the power to modify accordingly.

David Watt, 23401 N.E. Union Hill Road, Redmond, Washington 98503 submitted this proposal.

Since the accounting scandals at Enron, Worldcom and other companies, the role of stock options in executive compensation has become more controversial. Stock options can provide incentives to senior executives which conflict with the interests of stockholders. Stock option grants promise executives all the gain of stock price increases yet none of the risk of stock price declines. For this reason, stock options can encourage actions to boost short-term performance. Unlike direct stock holdings, stock options can also discourage executives from increasing dividends because option holders are not entitled to dividends.

I believe that this proposal is more important to our company than to some other companies because our company does not require that our directors own any minimum amount of stock.

This resolution proposes to align director and executive interests with those of shareholders by asking our directors and executives to commit that they will hold at least 75% of all Boeing stock that they obtain by exercising options for as long as they remain directors or executives. This policy seeks to decouple executive and director compensation from short-term price movements. This is designed to encourage greater emphasis on longer-term gains while giving directors and executive flexibility by enabling them to sell 25% of their holdings at will.

I believe that adopting this policy would be a good way of assuring shareholders that our directors and senior executives are committed to long-term growth of the Company and not merely short-term gains.

I urge you to vote FOR this resolution.

Retention of Stock Obtained through Options
Yes on 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.